December 2, 2024

Todd Aman
General Counsel
FiscalNote Holdings, Inc.
1201 Pennsylvania Avenue, N.W.
6th Floor
Washington, D.C. 20004

       Re: FiscalNote Holdings, Inc.
           Registration Statement on Form S-3
           Filed November 22, 2024
           File No. 333-283416
Dear Todd Aman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Kevin Vold